April 4, 2006

Mr. Nili Shah
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D. C. 20549-7010

Re:       Taylor Devices, Inc.
            Form 10-KSB for Fiscal Year Ended May 31, 2005
            Filed August 26, 2005
            File Number 000-03498

Dear Mr. Shah:

The following is our response to the comment letter we received from you, dated March 28, 2006, regarding the above referenced matter.

Item 1. Description of Business, Principal Products

Comment
  We have reviewed your response to our prior comment 1.  Please provide to us the language that you will use to describe your principal products in Item 1. In addition, the fact that you do not track sales by product should be disclosed in your footnotes in future filings.  Refer to paragraph 37 of SFAS No. 131.
Response

In future annual reports on Form 10-KSB, we will use the following language to describe the Company's principal products in Item 1:

Principal Products

The Company manufactures and sells a single group of very similar products that have many different applications for customers.  These similar products are included in one of six categories; namely, Seismic Dampers, Fluidicshoks®, Crane and Industrial Buffers, Self-Adjusting Shock Absorbers, Liquid Die Springs, and Vibration Dampers.  Management does not track or otherwise account for sales broken down by these categories.  The following is a summary of the capabilities and applications for these products.

Seismic Dampers are designed to ameliorate the effects of earthquake tremors on structures, and represent a substantial part of the business of the Company.  Fluidicshoks® are small, extremely compact shock absorbers with up to 19,200 inch-pound capacities, produced in 15 standard sizes for primary use in the defense, aerospace and commercial industry.  Crane and industrial buffers are larger versions of the Fluidicshoks® with up to 60,000,000 inch-pound capacities, produced in more than 60 standard sizes for industrial application on cranes, ships, container ships, railroad cars, truck docks, ladle and ingot cars, ore trolleys and car stops.  Self-adjusting shock absorbers, which include versions of Fluidicshoks® and crane and industrial buffers, automatically adjust to different impact conditions, and are designed for high cycle application primarily in heavy industry.  Liquid die springs are used as component parts of machinery and equipment used in the manufacture of tools and dies.  Vibration dampers are used primarily by the aerospace and defense industries to control the response of electronics and optical systems subjected to air, ship, or spacecraft vibration.

In future annual reports on Form 10-KSB, we will disclose, in the footnotes to our financial statements, the fact that the Company does not track sales by category within our sole product group.

Note 11. Income Taxes

Comment
  We note your response to prior comment 3. Please revise future filings to disclose your belief that it is more likely than not that your deferred tax asset is recoverable and the positive and negative factors considered in making that assessment as you have provided in your March 23, 2006 response.  Please provide us with your proposed language that will be included in future filings.
Response

In future filings we intend to include the following language to disclose our belief that it is more likely than not that our deferred tax asset is recoverable and the positive and negative factors considered in making that assessment.  The following paragraph will be added directly after the significant components of deferred taxes table in the financial statements footnote:

Realization of the deferred tax assets is dependent on generating sufficient taxable income at the time temporary differences become deductible.  The Company provides a valuation allowance to the extent that deferred tax assets may not be realized.  A valuation allowance has not been recorded against the deferred tax assets since management believes it is more likely than not that the deferred tax assets are recoverable.  The Company considers future taxable income and potential tax planning strategies in assessing the need for a potential valuation allowance.  The amount of the deferred tax assets considered realizable however, could be reduced in the near term if estimates of future taxable income are reduced.

If you have any additional questions or comments, please feel free to contact the undersigned at (716) 694-1124.

Sincerely,
TAYLOR DEVICES, INC.

/s/Mark V. McDonough
Mark V. McDonough
Chief Financial Officer

cc:       Ryan Rohn, Staff Accountant
            Melissa Rocha, Staff Accountant
            Douglas P. Taylor, President & CEO
            Michael J. Grimaldi, CPA
            Sandra S. O'Loughlin, Esq.
            Christopher J. Bonner, Esq.